UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                          CLEARVIEW CINEMA GROUP, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   185070-10-9
                       -----------------------------------
                                 (CUSIP Number)

 Robert D. Lister, General Counsel and Secretary, Clearview Cinema Group, Inc.
                 97 Main Street, Chatham NJ 07928 (973) 377-4646
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                              Page 2 of 13 pages



      CUSIP Number 185070-10-9

1.    NAME OF REPORTING PERSON                                      A. Dale Mayo
                                                                    ------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [   ]
                                                                       (b) [ X ]
3.    SEC USE ONLY




4.    SOURCE OF FUNDS                                                        N/A
                                                                             ---

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.
                                                                         -------
      NUMBER OF               7.    SOLE VOTING POWER                    876,802
      SHARES
      BENEFICIALLY            8.    SHARED VOTING POWER                        0
      OWNED BY
      EACH                    9.    SOLE DISPOSITIVE POWER               316,000
      REPORTING
      PERSON WITH             10.   SHARED DISPOSITIVE POWER                   0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       876,802
                                                                         -------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   38.0%
                                                                           -----
14.   TYPE OF REPORTING PERSON                                                IN
                                                                              --

                                                              Page 3 of 13 pages


Item 1.  Security and Issuer.

            This Amendment No. 1 ("Amendment No. 1") amends and restates in its entirety the Statement on Schedule 13D (this "Schedule 13D") filed on December 22, 1997, relating to the Common Stock, par value $.01 per share ("Clearview Common Stock"), of Clearview Cinema Group, Inc., a Delaware corporation ("the Company" or "Clearview"). The principal executive offices of the Company are located at 97 Main Street, Chatham, New Jersey 07928.


Item 2.  Identity and Background.

This Amendment No. 1 is being filed by A. Dale Mayo ("Mr. Mayo"), whose address is 97 Main Street, Chatham, New Jersey 07928. Mr. Mayo is the Chairman of the Board, President and Chief Executive Officer of the Company at the address reported in Item 1.

            During the five years immediately prior to the date of this Schedule 13D, Mr. Mayo has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

            Mr. Mayo is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

            Mr. Mayo is the record owner of 316,000 shares of Clearview Common Stock. Such shares were principally acquired by Mr. Mayo pursuant to a Contribution and Exchange Agreement dated December 21, 1994, in exchange for Mr. Mayo's outstanding shares of capital stock of Clearview Theater Group, Inc., CCC Madison Triple Cinema Corp., CCC Chester Twin Cinema Corporation and CCC Manasquan Cinema Corporation and other consideration.

            Additionally, Mr. Mayo may be deemed to be a beneficial owner of 560,802 shares of Clearview Common Stock by means of several voting trust agreements (collectively, the "Voting Trust Agreements") for which Mr. Mayo is the trustee (the "Trustee"). Copies of the Voting Trust Agreements are attached hereto as Exhibits 9.01 through 9.12 and incorporated by reference herein in their entirety. Under the Voting Trust Agreements, Mr. Mayo has the right to exercise all voting rights with respect to such shares of Clearview Common Stock for a period of 20 years or until they are sold in a public offering under the Securities Act of 1933, as amended (the "Securities Act") or in accordance with Rule 144 under the Securities Act. Mr. Mayo has no investment or dispositive power over any such Shares.

                                                              Page 4 of 13 pages


            All 316,000 shares of Clearview Common Stock of which Mr. Mayo is the record owner and 364,800 shares of which Mr. Mayo may be deemed to be a beneficial owner, were acquired prior to August 12, 1997, the date on which the Company's registration statement under the Securities Exchange Act of 1934, as amended, became effective. On November 21, 1997, December 12, 1997, February 13, 1998, and April 30, 1998, the Company and its subsidiaries acquired separate movie theater businesses in which the Company issued 41,797, 62,500, 14,782, and 76,923 shares of Clearview Common Stock, respectively, pursuant to which Mr. Mayo may be deemed to be a beneficial owner of such shares under the Voting Trust Agreements, described in Items 5 and 6 below.


Item 4.  Purpose of Transaction.

            The shares of Clearview Common Stock directly owned by Mr. Mayo are held for investment purposes. Mr. Mayo has obtained voting power over the shares of Clearview Common Stock pursuant to the Voting Trust Agreements in order to enhance stability of management of the Company. Mr. Mayo may enter into similar Voting Trust Agreements in connection with any future acquisitions of businesses by the Company.

            On August 13, 1998, the Company announced that it had entered into an Agreement and Plan of Merger dated August 12, 1998 (the "Merger Agreement") among Cablevision Systems Corporation, a Delaware corporation ("Cablevision"), CCG Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Cablevision ("CCG Holdings") and the Company, upon the terms and subject to the conditions of which the Company will be merged (the "Merger") with CCG Holdings, and the surviving corporation in the Merger (the "Surviving Corporation") will be a wholly-owned subsidiary of Cablevision. The Merger Agreement further provides that the directors of CCG Holdings will be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the charter and the by-laws of the Surviving Corporation, and the officers of the Company will be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the charter and the by-laws of the Surviving Corporation. Subject to certain allocation and proration provisions contained in Article IV of the Merger Agreement, the Merger Agreement provides, among other things, that at the Effective Time (as defined in the Merger Agreement), the holders of Clearview Common Stock, Class A Preferred Stock, $.01par value per share ("Class A Preferred Shares"), Class B Nonvoting Redeemable Cumulative Preferred Stock, $.01 par value per share ("Class B Preferred Shares") and Class C Preferred Stock, $.01 par value per share ("Class C Preferred Shares" and, together with the Class A Preferred
Shares and Class B Preferred Shares, the "Preferred Shares" and, together with the Clearview Common Stock, the "Company Securities") of the Company shall be converted into, and become exchangeable for, at the option of the holder thereof, the applicable Security Cash Consideration or, other than in respect of Class B Preferred Shares, Security Share Consideration (each as defined in the Merger Agreement); PROVIDED, HOWEVER, that if the Average Parent Share Price (as defined in the Merger Agreement) is less than $72.00, the Company Securities shall be converted into and only be exchangeable for the applicable Security Cash

                                                              Page 5 of 13 pages



Consideration. The Merger Agreement is attached hereto as Exhibit 2.01 and is incorporated by reference herein in its entirety.

            The Clearview Common Stock and the Class A Preferred Shares are the only classes of the Company's securities generally entitled to vote at meetings of stockholders of the Company. Pursuant to Section 251 of the Delaware General Corporation Law and the Company's certificate of incorporation, the Merger may not be consummated unless the Merger Agreement is approved by a majority of the votes that could be cast by the holders of the outstanding Clearview Common Stock and Class A Preferred Shares, voting together as a single class at a meeting of such stockholders called to consider and vote upon adoption of the Merger Agreement (the "Stockholders Meeting"). At any meeting of the Company's stockholders, Class A Preferred Shares are entitled to a number of votes equal to the number of shares of Clearview Common Stock into which such Class A Preferred Shares are convertible as of the record date for such meeting. Contemporaneously with the execution and delivery of the Merger Agreement, and as a condition and inducement to Cablevision's and CCG Holdings' willingness to enter into the Merger Agreement, certain holders (the "Stockholders") of Company Securities and warrants to purchase shares of Clearview Common Stock ("Warrants" and together with Company Securities, "Securities") entered into an agreement (the "Stockholders Agreement") with Cablevision pursuant to which such Stockholders have agreed, among other things, to vote in favor of adoption of the Merger Agreement. The Stockholders Agreement is attached hereto as Exhibit
2.02 and incorporated by reference herein in its entirety. The Stockholders Agreement will terminate upon the earliest to occur of (i) the Effective Time or
(ii) the termination of the Merger Agreement in accordance with its terms. A. Dale Mayo, President and Chief Executive Officer of the Company, has entered into the Stockholders Agreement both individually and as voting trustee with respect to certain of the Voting Trust Agreements. As to the 560,802 shares of Clearview Common Stock subject to the Voting Trust Agreements for which Mr. Mayo has voting power, Mr. Mayo has entered into the Stockholders Agreement with respect to 457,582 of such shares of Clearview Common Stock. The beneficial owners of such 457,582 shares of Clearview Common Stock also are parties to the Stockholders Agreement. The remaining shares of Clearview Common Stock subject to the Voting Trust Agreements are not subject to the Stockholders Agreement.

            Pursuant to the Stockholders Agreement, each Stockholder has agreed to vote all of such Securities owned and New Securities (as defined in the Stockholders Agreement) thereafter beneficially acquired by him (i) in favor of the adoption of the Merger Agreement (and each other action and transaction contemplated by the Merger Agreement and the Stockholders Agreement) at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment thereof, and (ii) against any action or proposal that would compete with or could serve to materially compete or interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger. Pursuant to the Stockholders Agreement, to the extent such rights arise as a result of the Merger, the execution of the Stockholders Agreement or the Merger Agreement or the other transactions contemplated by the Stockholders Agreement or by the Merger Agreement under the applicable law or the certificates of designation relating to the Preferred Shares (each, a "Certificate of Designation"), each Stockholder also agreed to irrevocably waive certain rights arising as a result of the Merger,

                                                              Page 6 of 13 pages



including (i) any rights of appraisal or rights to dissent from the Merger; (ii) any rights to cause the Company or Cablevision to exercise, convert or exchange any of such Stockholder's Securities (as defined in the Stockholders Agreement) for shares of capital stock or other securities or property or assets of Cablevision or the Company other than pursuant to Article IV of the Merger Agreement, the Stockholders Agreement or with the prior written consent of Cablevision; (iii) any rights to require or otherwise cause the Company or Cablevision to redeem any such Stockholder's Preferred Shares; (iv) any rights to receive preferential payments or other distributions upon a Liquidation Event, Mandatory Redemption Event (each as defined in applicable Certificate of Designation in respect to the Company's Preferred Shares) or other similar events; or (v) any rights to vote separately as a class of Preferred Shares upon adoption of the Merger Agreement at a meeting of stockholders of the Company. In addition, each of such Stockholders has agreed that pursuant to the Merger, at the Effective Time, all of such Stockholder's Securities shall no longer be outstanding, shall be canceled and retired and shall cease to exist, and each certificate representing any such Stockholder's Securities shall, subject to the terms and upon the conditions of the Merger Agreement, thereafter represent only the right to receive the applicable Merger Consideration (as defined in the Merger Agreement) and the right, if any, to receive pursuant to Section 4.2(e) of the Merger Agreement, cash in lieu of any fractional shares of Class A Common Stock, par value $.01 per share, of Cablevision into which such Stockholder's Securities otherwise would have been converted pursuant to Section 4.1(a) of the Merger Agreement and any distribution or dividend pursuant to Section 4.2(c) of the Merger Agreement.

            Further, each such Stockholder that beneficially owns Warrants has severally agreed pursuant to the Stockholders Agreement that upon the written notice of Cablevision delivered to such Stockholder, such Stockholder will, at the option and direction of Cablevision set forth in such notice, complete and provide to the Company the appropriate notice of exercise with respect to such Stockholder's Warrants and pay the applicable exercise price for such Warrants, it being understood and agreed that such Stockholder shall only exercise such number of Warrants as will be required for such Stockholder to acquire the number of shares of Clearview Common Stock specified in Cablevision's notice. Such Stockholder shall cause such exercise to become effective such that such Stockholder is the record holder of the Clearview Common Stock issuable upon exercise of such Warrants prior to the record date for the Stockholders Meeting. Each of the Stockholders has severally agreed that in the event (i) any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of or affecting the Securities of a Stockholder, (ii) such Stockholder purchases or otherwise acquires beneficial ownership of any Company Securities after the execution of the Stockholders Agreement, (iii) such Stockholder voluntarily acquires the right to vote or share in the voting of any Company Securities other than such Stockholder's Securities, or (iv) such Stockholder converts any Convertible Preferred Shares (as defined in the Stockholders Agreement) or exercises any Warrants beneficially owned by such Stockholder into Clearview Common Stock, whether pursuant to Section 7 of the Stockholders Agreement or otherwise (Company Securities beneficially acquired pursuant to (i), (ii), (iii) or (iv) being collectively referred to as "New Securities"), such New Securities shall be subject to the terms of the Stockholders Agreement to the same extent as if they constituted Securities. The Stockholders

                                                              Page 7 of 13 pages


Agreement does not require any Stockholder that owns Convertible Preferred Shares to convert such Convertible Preferred Shares into Clearview Common Stock.

            As of August 11, 1998, there were 2,304,802 shares of Clearview Common Stock outstanding and the 779 Class A Preferred Shares outstanding (owned by a Stockholder party to the Stockholders Agreement) that are presently convertible into 467,400 shares of Clearview Common Stock. Warrants held by Stockholders party to the Stockholders Agreement are currently exerciseable for 100,000 shares of Clearview Common Stock. Assuming no other outstanding warrants, options, Preferred Shares or other similar securities of the Company were exercised or converted into shares of Clearview Common Stock, Stockholders party to the Stockholders Agreement and obligated thereby to vote in favor of the adoption of the Merger Agreement would have the right to cast approximately 56.3% of the votes that could be cast on such proposal. As at the date hereof, Cablevision beneficially owns 47.8% of the Clearview Common Stock.

            In addition to the transaction described above, Mr. Mayo expects to have continually under consideration, in the performance of his duties as Chairman of the Board, President and Chief Executive Officer of the Company, various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. Any such plans or proposals, however, would be subject to consideration and approval by the Board of Directors of Clearview.


Item 5.  Interest in Securities of the Issuer.

            (a)-(b) At the date of this Amendment No. 1, 876,802 shares of Clearview Common Stock in the aggregate are beneficially owned by Mr. Mayo, representing approximately 38.0% of the total number of the issued and outstanding shares of Clearview Common Stock (based upon information contained in the Company's Form 10-Q Quarterly Report for the quarter ended June 30,
1998). Of such 876,802 shares of Clearview Common Stock, Mr. Mayo has sole voting power with respect to all such shares (approximately 38.0% of the outstanding shares) and sole dispositive power with respect to 316,000 shares of Clearview Common Stock (approximately 13.7% of the outstanding shares of Clearview Common Stock).

            As of the date of this Amendment No. 1, Mr. Mayo holds an option to purchase 50,000 shares of Clearview Common Stock granted by the Company pursuant to the Company's 1997 Stock Incentive Plan. Such shares have not been included elsewhere in this Amendment No. 1 due to restrictions which would generally prohibit the exercise of such options within 60 days after the date of this Amendment No. 1.

            (c) On November 21, 1997, Mr. Mayo may be deemed to have become a beneficial owner of 41,797 shares of Clearview Common Stock (approximately 1.8% of the outstanding shares of Clearview Common Stock) pursuant to the execution of a Voting Trust Agreement between Mr. Mayo and F&N Cinema, Inc. and Roxbury Cinema, Inc. entered into in connection with the acquisition of F&N Cinema and Roxbury Cinema by the Company.

                                                              Page 8 of 13 pages


            On December 12, 1997, Mr. Mayo may be deemed to have become a beneficial owner of 62,500 shares of Clearview Common Stock (approximately 2.7% of the outstanding shares of Clearview Common Stock) pursuant to the execution of a Voting Trust Agreement between Mr. Mayo and Mr. Jesse Sayegh, individually, and The New Bellevue Theater Corp., entered into in connection with the acquisition of The New Bellevue Theater by the Company.

            On February 13, 1998, Mr. Mayo may be deemed to have become a beneficial owner of 14,782 shares of Clearview Common Stock (approximately 0.6% of the outstanding shares of Clearview Common Stock) pursuant to the execution of a Voting Trust Agreement with Clairidge Cinemas, Inc. and Craig Zeltner, entered into in connection with the acquisition of Clairidge Cinemas by the Company.

            On April 30, 1998, Mr. Mayo may be deemed to have become a beneficial owner of 76,923 shares of Clearview Common Stock (approximately 3.3% of the outstanding shares of Clearview Common Stock) pursuant to the execution of a Voting Trust Agreement between Mr. Mayo and John Nelson, Seth Ferman, Pamela Ferman and Martin Drescher, entered into in connection with an agreement and plan of merger dated April 30, 1998 between the Company's subsidiary, CCC Mansfield Cinema Corp., and Warren County Cinemas, Inc., a Delaware corporation, pursuant to which Warren Cinemas was merged into the Company's subsidiary.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

            Mr. Mayo is Trustee under the Voting Trust Agreements, as set forth in Item 5 of this Amendment No. 1. Mr. Mayo is a party to the Stockholders Agreement, as set forth in Item 4 of this Amendment No. 1.

            Except as set forth in this Amendment No. 1 and the Schedule 13D, Mr. Mayo has no contract, arrangement, understanding or relationship with any other person with respect to any security of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving of withholding of proxies.

                                                              Page 9 of 13 pages


Item 7.  Material to be Filed as Exhibits.

Exhibit           Description

2.01 Agreementand Plan of Merger dated as of August 12, 1998 by and among Clearview Cinema Group, Cablevision Systems Corporation and its wholly owned subsidiary, CCG Holdings Inc. (incorporated by reference to Exhibit 2.01 to Current Report on Form 8-K dated August 12, 1998).

2.02 Stockholders Agreement dated as of August 12, 1998 by and among Cablevision Systems Corporation, A. Dale Mayo, individually and as voting trustee, under certain Voting Trust Agreements, and Robert G. Davidoff, CMNY Capitol II, L.P., CMCO, Inc., MidMark Capital, L.P., Prime Charter Ltd., Brett
                  E. Marks, John Nelson, F&N Cinema, Inc., Roxbury Cinemas, Inc., Olde EC, Inc. (f/k/a Emerson Cinemas, Inc.), Michael C. Rush, Pamela Ferman, Seth Ferman, Craig Zeltner, Clairidge Cinemas, Inc., Paul Kay, Cindy Kay, and Marshall Capital Management, Inc. (incorporated by reference to Exhibit 2.01 to Current Report on Form 8-K dated August 12, 1998).

9.01              Voting Trust Agreement,  dated December 12, 1997, by and among
                  A. Dale Mayo as Voting Trustee and Jesse Sayegh, individually, and The New Bellevue Theater Corp. (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.02              Voting Trust Agreement,  dated November 21, 1997, by and among
                  A. Dale Mayo as Voting Trustee and F & N Cinema, Inc. and Roxbury Cinema, Inc. (incorporated by reference to Exhibit
                  9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.03 Voting Trust Agreement, dated December 21, 1994, by and between A. Dale Mayo as Voting Trustee and Brett E. Marks (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.04              Voting Trust Agreement, dated June 20, 1995, by and between A.
                  Dale Mayo as Voting Trustee and Michael C. Rush (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.05              Voting Trust  Agreement,  dated May 29, 1996,  by and among A.
                  Dale Mayo as Voting Trustee and Emerson Cinema, Inc. (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

                                                             Page 10 of 13 pages



9.06              Voting Trust  Agreement,  dated July 31, 1996, by and among A.
                  Dale Mayo as Voting Trustee, Paul Kay and Cindy Kay (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.07 Voting Trust Agreement dated as of February 13, 1998 by and between Clairidge Cinemas, Inc., Craig Zeltner, and A. Dale Mayo, as Trustee (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.08 Voting Trust Agreement dated as of April 30, 1998 by and among John Nelson, Seth Ferman, Pamela Ferman, Martin Drescher and
                  A. Dale Mayo, as Trustee (incorporated by reference to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.09 Voting Trust Agreement dated as of September 1, 1997 by and among John Nelson and A. Dale Mayo, as Trustee (incorporated by reference to Exhibit 9.08 to Current Report on Form 8-K dated August 12, 1998).

9.10 Voting Trust Agreement dated as of September 1, 1997 by and among Seth Ferman and A. Dale Mayo, as Trustee (incorporated by reference to Exhibit 9.09 to Current Report on Form 8-K dated August 12, 1998).

9.11 Voting Trust Agreement dated as of September 1, 1997 by and among Pamela Ferman and A. Dale Mayo, as Trustee (incorporated by reference to Exhibit 9.10 to Current Report on Form 8-K dated August 12, 1998).

9.12 Voting Trust Agreement dated as of September 1, 1997 by and among Craig Zeltner and A. Dale Mayo, as Trustee (incorporated by reference to Exhibit 9.11 to Current Report on Form 8-K dated August 12, 1998).

                                                             Page 11 of 13 pages




                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.



Date:  September 17, 1998                 /s/ A. Dale Mayo
                                          --------------------------------------
                                          A. Dale Mayo
                                          President, Chief Executive Officer and
                                          Chairman of the Board

                                                             Page 12 of 13 pages



                                  EXHIBIT INDEX

Exhibit           Description

2.01 Agreement and Plan of Merger dated as of August 12, 1998 by and among Clearview Cinema Group, Cablevision Systems Corporation and its wholly owned subsidiary, CCG Holdings Inc. (incorporated by reference to Exhibit 2.01 to Current Report on Form 8-K dated August 12, 1998).

2.02 Stockholders Agreement dated as of August 12, 1998 by and among Cablevision Systems Corporation, A. Dale Mayo, individually and as voting trustee, under certain Voting Trust Agreements, and Robert G. Davidoff, CMNY Capitol II, L.P., CMCO, Inc., MidMark Capital, L.P., Prime Charter Ltd., Brett
                  E. Marks, John Nelson, F&N Cinema, Inc., Roxbury Cinemas, Inc., Olde EC, Inc. (f/k/a Emerson Cinemas, Inc.), Michael C. Rush, Pamela Ferman, Seth Ferman, Craig Zeltner, Clairidge Cinemas, Inc., Paul Kay, Cindy Kay, and Marshall Capital Management, Inc. (incorporated by reference to Exhibit 2.01 to Current Report on Form 8-K dated August 12, 1998).

9.01              Voting Trust Agreement,  dated December 12, 1997, by and among
                  A. Dale Mayo as Voting Trustee and Jesse Sayegh, individually, and The New Bellevue Theater Corp. (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.02              Voting Trust Agreement,  dated November 21, 1997, by and among
                  A. Dale Mayo as Voting Trustee and F & N Cinema, Inc. and Roxbury Cinema, Inc. (incorporated by reference to Exhibit
                  9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.03 Voting Trust Agreement, dated December 21, 1994, by and between A. Dale Mayo as Voting Trustee and Brett E. Marks (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.04              Voting Trust Agreement, dated June 20, 1995, by and between A.
                  Dale Mayo as Voting Trustee and Michael C. Rush (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).


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9.05              Voting Trust  Agreement,  dated May 29, 1996,  by and among A.
                  Dale  Mayo  as  Voting  Trustee  and  Emerson   Cinema,   Inc.
                  (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.06              Voting Trust  Agreement,  dated July 31, 1996, by and among A.
                  Dale Mayo as Voting Trustee, Paul Kay and Cindy Kay (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.07 Voting Trust Agreement dated as of February 13, 1998 by and between Clairidge Cinemas, Inc., Craig Zeltner, and A. Dale Mayo, as Trustee (incorporated by reference to Exhibit 9.08 to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.08 Voting Trust Agreement dated as of April 30, 1998 by and among John Nelson, Seth Ferman, Pamela Ferman, Martin Drescher and
                  A. Dale Mayo, as Trustee (incorporated by reference to Registration Statement on Form SB-2 (No. 333 - 58463) filed July 2, 1998).

9.09 Voting Trust Agreement dated as of September 1, 1997 by and among John Nelson and A. Dale Mayo, as Trustee (incorporated by reference to Exhibit 9.08 to Current Report on Form 8-K dated August 12, 1998).

9.10 Voting Trust Agreement dated as of September 1, 1997 by and among Seth Ferman and A. Dale Mayo, as Trustee (incorporated by reference to Exhibit 9.09 to Current Report on Form 8-K dated August 12, 1998).

9.11 Voting Trust Agreement dated as of September 1, 1997 by and among Pamela Ferman and A. Dale Mayo, as Trustee (incorporated by reference to Exhibit 9.10 to Current Report on Form 8-K dated August 12, 1998).

9.12 Voting Trust Agreement dated as of September 1, 1997 by and among Craig Zeltner and A. Dale Mayo, as Trustee (incorporated by reference to Exhibit 9.11 to Current Report on Form 8-K dated August 12, 1998).